SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 2000.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                           SEC File Number: 333-49619


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                 or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 Not applicable

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]     No [X]

                             Texon International plc

                      Nine Months Ended September 30, 2000


                                      Index

                                                                                     Page No.
                                                                                     --------

PART I            Financial Information

       Item 1     Financial Statements

                  Condensed Consolidated Profit and Loss Accounts
                  Three months and Nine months ended September 30, 2000 and 1999        3

                  Condensed Consolidated Balance Sheets
                  September 30, 2000 and December 31, 1999                              4

                  Condensed Consolidated Cash Flow Statement
                  Nine months ended September 30, 2000 and 1999                         5

                  Reconciliation of net cash flow to movement in debt
                  Nine months ended September 30, 2000 and 1999                         6

                  Consolidated Statement of Total Recognised Gains and Losses
                  Three months and nine months ended September 30, 2000 and 1999        7

                  Reconciliation of Movements in Shareholders' Funds
                  Three months and nine months ended September 30, 2000 and 1999        8

                  Notes to Condensed Consolidated Financial Statements                  9-10

         Item 2   Management's Discussion and Analysis of Financial Condition
                  and Results of Operations                                             11-18


PART II           Other Information

         Item 1   Legal Proceedings                                                     19

         Item 2   Changes in Securities and Use of Proceeds                             19

         Item 3   Defaults Upon Senior Securities                                       19

         Item 4   Submission of Matters to a Vote of Security Holders                   19

         Item 5   Other Information                                                     19

         Item 6   Exhibits - Reports on Form 8-K                                        19

                             TEXON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                         (Pounds Sterling In Thousands)


                                                                   Unaudited
                                            ---------------------------------------------------------------
                                                  Nine months ended              Three months ended
                                            ----------------------------   --------------------------------
                                            September 30,  September 30,    September 30,     September 30,
                                                2000           1999            2000              1999
                                            -------------  -------------    -------------    --------------
Sales turnover                                    112,032        90,4    32       35,454        29,499

Cost of sales                                     (77,968)      (59,523)         (24,880)      (19,517)
                                                 --------      --------         --------       -------

Gross profit                                       34,064        30,909           10,574         9,982

Selling, general and
administrative expenses                           (25,397)      (21,313)          (8,583)       (6,993)
                                                 --------      --------         --------       -------

Operating profit                                    8,667         9,596            1,991         2,989

Profit on disposal of property                      1,000             -              500             -
                                                 --------      --------         --------       -------

Profit on ordinary activities before interest       9,667         9,596            2,491         2,989

Interest receivable                                   208           420               52           176

Interest payable and similar charges               (9,241)       (8,555)          (3,097)       (3,071)
                                                 --------      --------         --------       --------

Profit/(loss) on ordinary activities before
taxation                                              634         1,461             (554)           94

Taxation on profit on ordinary
activities                                           (507)         (805)             325          (306)
                                                 --------      --------         --------       -------

Profit/(loss) on ordinary activities after
taxation                                              127           656             (229)         (212)

Minority equity interests                            (146)         (156)            (101)          (46)
                                                 --------      --------          --------       --------

Net (loss)/profit for the financial period            (19)          500             (330)         (258)

Other finance charges in respect of non
Equity shares                                      (3,000)       (3,493)          (1,000)       (1,316)
                                                 --------      --------          --------      --------

Retained loss for the period
for equity shareholders                            (3,019)       (2,993)           (1,330)      (1,574)
                                                 --------      --------          --------      -------

                             TEXON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                         (Pounds Sterling In Thousands)


                                                              Unaudited                 Audited
                                                          as at September 30,          December 31,
                                              Notes             2000                      1999
                                              -----       -------------------          ------------

FIXED ASSETS

Intangible assets:
    Intellectual property                                             500                       -
    Goodwill                                                       21,164                  12,707
Tangible assets                                                    22,451                  20,973
Investment                                                             15                      14
                                                                 --------                --------

                                                                   44,130                  33,694
CURRENT ASSETS

Stocks                                           2                 25,237                  21,466
Debtors due within one year                                        28,093                  26,491
Debtors due after one year                                          4,559                   3,348
Cash at bank and in hand                                            1,083                   1,025
                                                                 --------                --------
                                                                   58,972                  52,330
CREDITORS
Amounts falling due within one year                               (45,134)                (40,391)
                                                                 --------                --------

NET CURRENT ASSETS                                                 13,838                  11,939
                                                                 --------                --------

TOTAL ASSETS LESS CURRENT LIABILITIES                              57,968                  45,633
                                                                 --------                --------

CREDITORS
Amounts falling due after more than
      one year                                                   (101,946)                (97,832)

Provisions for liabilities and charges                             (8,406)                 (7,038)
                                                                ----------               --------
                                                                  (52,384)                (59,237)
                                                                ----------               --------

CAPITAL AND RESERVES

Called up share capital                                            12,459                   9,120
Share premium                                                      46,800                  46,800
Profit and loss account                                          (123,105)               (123,059)
Premium on redemption reserve                                      10,257                   7,257
                                                                ---------               ---------
Shareholders' deficit
      Equity interests                                           (118,605)               (119,139)
      Non-equity interests                                         65,016                  59,257
                                                                ---------               ---------

                                                                  (53,589)                (59,882)

Minority equity interests                                           1,205                     645
                                                                ---------               ---------
                                                                  (52,384)                 (59,237)
                                                                =========               =========

                             TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                         (Pounds Sterling, In Thousands)



                                                                  Unaudited
                                                        ------------------------------
                                                              Nine months ended
                                                        September 30,    September 30,
                                                                2000             1999
                                                        ------------     ------------

Cash inflow from operating activities                          8,398         14,430

Returns on investments and servicing of finance              (11,321)       (10,589)

Taxation                                                      (2,126)        (1,341)

Capital expenditure and financial investment                     102         (2,468)

Acquisitions and disposals                                    (6,545)       (19,982)
                                                             -------        -------

Cash outflow before financing                                (11,492)       (19,950)

Financing                                                     11,298         18,639
                                                             -------        -------
Increase in cash and overdrafts in
the period                                                      (194)        (1,311)
                                                             =======        =======

                             TEXON INTERNATIONAL plc

             Reconciliation of net cash flow to movement in net debt
                         (Pounds Sterling, In Thousands)





                                                                  Unaudited
                                                        ------------------------------
                                                              Nine months ended
                                                        September 30,    September 30,
                                                                2000             1999
                                                        Restated

Increase/(decrease) in cash and overdrafts in
the period                                                      (194)         (1,311)

Cash outflow from debt and lease financing                   (11,298)        (18,639)
                                                            --------        --------

Change in net debt resulting from cash flows                 (11,492)        (19,950)

Loans and finance leases acquired with subsidiary               (462)         (5,580)

Issue of shares                                                3,338              -

Non cash movements in debt                                      (625)            360

Translation difference                                         2,853           7,896
                                                            --------        --------

Movement in net debt in the period                            (6,388)        (17,274)
                                                            --------        --------

Net debt at the opening date                                (108,002)        (91,063)
                                                            --------        --------

Net debt at the closing date                                (114,390)       (108,337)
                                                            ========        ========

                             TEXON INTERNATIONAL plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                         (Pounds Sterling, In Thousands)


                                                                   Unaudited
                                            ---------------------------------------------------------------
                                                  Nine months ended              Three months ended
                                            ----------------------------   --------------------------------
                                            September 30,  September 30,    September 30,     September 30,
                                                2000           1999            2000              1999
                                            -------------  -------------    -------------    --------------

Net (loss)/profit for the financial
period                                              (19)           500             (330)         (258)

Currency translation differences
on foreign currency                                2,974         6,894            3,301         2,156
                                                   -----         -----            -----         -----
Total recognized (losses)/gains in
the period                                         2,955         7,394            2,971         1,898

                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS
                         (Pounds Sterling, In Thousands)



                                                                   Unaudited
                                            ---------------------------------------------------------------
                                                  Nine months ended              Three months ended
                                            ----------------------------   --------------------------------
                                            September 30,  September 30,    September 30,     September 30,
                                                2000           1999            2000              1999
                                            -------------  -------------    -------------    --------------

Retained profit for the period for
equity shareholders of the Company                   (19)          500            (330)            (258)

Other finance charges in respect of
non equity shares                                 (3,000)       (3,493)         (1,000)          (1,316)
                                                 -------        ------          ------           ------
                                                  (3,019)       (2,993)         (1,330)          (1,574)

Issue of shares                                    3,338             -           2,632                -

Preference dividend transferred to
reserves                                               -         2,600               -                -

Premium on redemption reserve                      3,000         3,493           1,000            1,316

Foreign exchange adjustments                       2,974         6,894           3,301            2,156
                                                 -------       -------         -------          -------

Net decrease/(increase) to
shareholders' deficit                              6,293         9,994           5,603            1,898

Opening shareholders' deficit                    (59,882)      (73,619)        (59,192)         (65,523)
                                                 -------       -------         -------          -------

Closing shareholders' deficit                    (53,589)      (63,625)        (53,589)         (63,625)
                                                 =======       =======         =======          =======

                             TEXON INTERNATIONAL plc
       Notes to the Unaudited Condensed Consolidated Financial Statements
          September 30, 2000, September 30, 1999 and December 31, 1999


1 The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the nine month periods are not necessarily indicative of the results which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.

         Where necessary comparatives are adjusted to ensure consistency with current periods.


2 Inventory is valued by the Company at the lower of cost or market value using the first-in, first-out (FIFO) method. Inventories are summarised as follows :

                                                    September 30,   December 31,
                                                            2000           1999
                                                   -------------   ------------
                                                  (Pounds sterling in thousands)


         Finished goods and goods for resale             18,511         14,969
         Work in progress                                 2,334          1,442
         Raw materials                                    4,392          5,055
                                                         ------         ------
                                                         25,237         21,466
                                                         ------         ------

         Included within the above inventory figures for September 30, 2000 is an inventory reserve of (pound)1,594,000, (pound)1,631,000 December 31, 1999. Inventory has increased during the nine months ended September 30, 2000 partly due to the inclusion of (pound)0.3 million for Crispin, (pound)0.6 million for Boxflex and (pound)2.5 million from the acquisition of Foss.


3        Issue of Share Capital

         The acquisition of Crispin Dynamics was partly funded by new equity of (pound)0.7 million from Texon's investors and management.

         This comprised a rights issue during the period ended September 30, 2000 resulting in the issuance of 301,138 Ordinary A voting shares, 14,348 Ordinary A non-voting shares, and 35,054 Ordinary B voting shares all at a nominal value of (pound)1.00. There was also a rights issue of redeemable cumulative preference shares of 3,154,860 issued at a nominal value of (pound)0.10.

         The acquisition of the footwear components manufacturing, sale and distribution business and assets of Foss Manufacturing Company Inc was partly funded by new equity of (US Dollars)4.0 million issued to the sellers.


4        Esjot Acquisition

         The goodwill relating to acquisitions during the period has been calculated using provisional estimates of costs and the fair values of the assets and liabilities acquired. The estimates may be adjusted as further information becomes available.

         The following unaudited proforma information has been prepared as if the Esjot acquisition occurred on January 1, 1998. In addition to aggregating the results of Esjot with those of Texon International plc proforma adjustments have been made to reflect the amortization of goodwill arising on the acquisition and interest costs incurred on the funding taken out.

                                                                   Unaudited
                                                      (Pounds sterling in thousands)
                                            ---------------------------------------------------------------
                                                  Nine months ended              Three months ended
                                            ----------------------------   --------------------------------
                                            September 30,  September 30,    September 30,     September 30,
                                                2000           1999            2000              1999
                                            -------------  -------------    -------------    --------------

         Trade sales                             112,032        101,069          35,454          29,499


         Net profit/(loss) for the financial
         period                                      (19)         1,219            (330)           (258)
                                                 -------        -------          ------          ------


         In accordance with the policies adopted by the Company goodwill of (pounds)9.1 million arising on acquisitions in the nine months ended September 30, 2000 has been capitalised in the balance sheet and is being amortized over 20 years.

         All acquisitions have been accounted for using the acquisition method. For all acquisitions with the exception of Cornwell Industries Ltd the fair values assigned to assets and liabilities are provisional because the Directors have not been able to finalize the adjustments required prior to the date of signing these financial statements.

         The loan note consideration has been reduced that was issued for the acquisition of Cornwell Industries Ltd by (pound)61,000. These loan notes were issued on condition that a tax debtor was recovered within 18 months of the issue date (or completion of its 1999 accounts if earlier).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Annual Report on Form 20-F filed by the Company with the Securities and Exchange Commission (the "Commission") on May 2, 2000 and in the Company's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Company's markets.

The forward-looking statements contained herein are qualified by the cautionary statements appearing on pages 4 and 5 of the Company's annual report, a copy of which is available on request.


Recent Developments
-------------------

On July 26, 2000 Texon International plc purchased the footwear business unit of Foss Manufacturing Company, Inc. The Company believes that the acquisition will confirm Texon International plc as the leading supplier of stiffener products in the footwear market.


General
-------

The Company is the world's largest manufacturer and marketer of structural materials essential for the manufacture of footwear. The Company operates a global business, with sales that are widely diversified by geographic region and product line. The Company operates seventeen manufacturing facilities in the U.K., the United States, Brazil, Germany, Italy, France, Australia and China.

During the nine months of 2000 sales of insoles, stiffeners, other footwear materials, industrial products, plastic products, metal products, Crispin computer aided design products and Foss footwear products accounted for 36%, 20%, 11%, 9%, 10%, 12%, 1% and 1% of total sales, respectively. In the same period, through the Company's extensive marketing and distribution network, 48% of sales were made to Europe, 32% to Asia and the Pacific, 16% to the Americas and 4% to the rest of the world.


Results of Operations
---------------------

Comparison of the Three Months Ended September 30, 2000 to the Three Months Ended September 30, 1999.

Sales turnover. Sales increased (pound)6.0 million or 20.2%, to (pound)35.5 million during the three months ended September 30, 2000 from (pound)29.5 million in the comparable period of 1999. This increase was primarily due to the acquisitions made by the Company in 1999 of Esjot, Claravon and Chamberlain Phipps and sales reported for the quarter by Crispin, which was acquired on February 29, 2000, Boxflex which was acquired on March 23, 2000 and Foss which was acquired on July 26, 2000. At constant exchange rates and after subtracting the sales made by the businesses acquired by the Company in 1999 and 2000, sales for the three months ended September 30, 2000 were (pound)0.4 million or 2% higher than those of the similar period in 1999.

Sales of insoles at constant exchange rates, during the third quarter of 2000 were comparable with the same period in 1999. There was growth for both the cellulose and non-woven products in China and Italy but this was offset by a decline in sales in the US owing to Texon changing its method of accounting for the sales of foam products from direct sales to a commission basis.

During the three months ended September 30, 2000, sales of stiffeners at constant exchange rates increased 27% but this includes the Foss footwear manufacturing acquisition which was completed at the end of July. Otherwise sales grew by 6% from the comparable period in 1999. This increase is primarily the result of market share gains in Asia for the thermoplastic stiffeners.

During the three months ended September 30, 2000, sales of industrial products at constant exchange rates increased 4% from the comparable period in 1999, this was mainly owing to an increase in sales to a US carpet gripper manufacturer of specialised pins.

Sales of other footwear materials at constant exchange rates increased by 14% in the three months ended September 30, 2000 from the comparable period in 1999 as a result of the acquisition of Boxflex in March 2000.

During the three months ended September 30, 2000, there were sales of plastic products of (pound)3.4 million, sales of metal products of (pound)3.9 million, sales of Crispin products of (pound)0.8 million and sales of Foss footwear products of (pound)1.7 million. These are the principal acquisitions made by the Company during the latter part of 1999 and 2000 and therefore do not have a direct comparison to the third quarter of 1999.

On a geographical basis sales for the three months ended September 30, 2000, increased in Europe by 10.8%, Asia by 24.0%, Australasia by 46.4%, North America by 24.7%, and South America by 163.6% and decreased in the rest of the world by 11.7%, each from the comparable period in 1999. These increased sales were mainly as a result of the various acquisitions made during the last twelve months as explained above.

Although the Company believes that footwear production in Europe continues to decline due to the transfer of production to the Far East, European sales were (pound)1.6 million higher than the comparable period in 1999. This increase is due to the inclusion of the sales in Europe from the 1999 and 2000 acquisitions.

Asian sales increased by (pound)1.9 million from the comparable period in 1999 due to the sales initiatives for stiffener products as well as strong market share gains made in China for insoles.

Australasian sales increased by (pound)0.6 million from the comparable period in 1999 due to the acquisition in October 1999 of Claravon.

In North America, sales were (pound)0.9 million higher in the third quarter of 2000 as against the comparable period in 1999 as a result of the above sales to the US carpet gripper manufacturer and sales of Foss footwear products as a result of the recent acquisition.

South American sales were approximately (pound)1.2 million higher from the comparable period in 1999, predominately due to the acquisition of Boxflex in Brazil which contributed sales of (pound)1.3 million in the period.

Gross Profit. Gross profit for the three months ended September 30, 2000 increased by (pound)0.6 million to (pound)10.6 million compared to (pound)10.0 million in the comparable period in 1999. When expressed as a percentage of sales, gross profit was 30% for the three months ended September 30, 2000 a decrease of 4.0% from the comparable period in 1999. The decrease in overall margin as compared to last year is due to the Claravon, Boxflex and Foss footwear acquisitions which generate gross profit margins in the 25% range.

Excluding the acquisitions completed in 1999 and 2000, the gross profit margin in the three months ended September 30, 2000, decreased by 4.8% from the comparable period in 1999. The decrease in the gross profit margin as compared to last year is mainly due to rising raw material costs, especially pulp prices for cellulose production and the weakness of the Euro as compared to (pound)sterling and US$.

Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), for the three months ended September 30, 2000 were (pound)8.6 million compared with (pound)7.0 million for the same period in 1999. Of the total increase of (pound)1.6 million, (pound)1.3 million relates to the businesses acquired during the last year, including reorganisation costs of (pound)0.3 million. The remaining (pound)0.3 million increase relates to higher distribution costs as a result of higher sales levels, an increase in the global provision for bad debts and a small exchange rate loss on forward contracts as compared to a gain booked in the same period in 1999.


Profit on ordinary activities. Included in the profit on ordinary activities of (pound)2.5 million is a charge of (pound)0.3 million relating to the restructuring of the businesses acquired during 1999 and (pound)0.3 million for the amortization of goodwill arising on the consolidation of the acquired businesses. Excluding these charges, profit on ordinary activities for the three months ended September 30, 2000 was (pound)3.1 million, which is equal to the comparable period in 1999.

Earnings before Interest Depreciation and Amortisation ("EBITDA"). EBITDA for the three months ended September 30, 2000 remained constant at (pound)3.9 million when compared with the same period in 1999.

Interest payable and similar charges remained constant at (pound)3.1 million for the three months ended September 30, 2000 when compared with the same period in 1999. Included in the charge is (pound)0.2 million relating to the amortisation of debt issuance costs.

Taxation. The tax charge for the three months ended September 30, 2000 is based on the estimated percentage tax rate the Company will incur for the full year.


Comparison of the Nine Months Ended September 30, 2000 to the Nine Months Ended September 30, 1999.

Sales turnover. Sales increased (pound)21.6 million or 23.9%, to (pound)112.0 million during the nine months ended September 30, 2000 from (pound)90.4 million in the comparable period of 1999. This increase was primarily due to the acquisitions made by the Company in 1999 of Esjot, Claravon and Chamberlain Phipps and sales reported for the period by Crispin, which was acquired on February 29, 2000, Boxflex which was acquired on March 23, 2000 and Foss footwear which was acquired on July 26, 2000.

On a constant currency basis, sales increased by (pound)24.0 million or 26.8% during the nine months ended September 30, 2000 from the comparable period in 1999.

Gross Profit. Gross profit for the nine months ended September 30, 2000 was (pound)34.1 million which was an increase of (pound)3.1 million on the comparable period in 1999. When expressed as a percentage of sales, gross profit was 30% for the nine months ended September 30, 2000 compared to a gross profit of 34% for the same period in 1999. The decrease in the gross profit margin as compared to last year is mainly due to rising raw material costs, especially pulp prices for cellulose production.


Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), increased by (pound)4.1 million or 19% to (pound)25.4 million for the nine months ended September 30, 2000 from (pound)21.3 million from the comparable period in 1999, principally due to the increased expenses of the acquired businesses and other costs reported above.


Profit on ordinary activities. Profit on ordinary activities for the nine months ended September 30, 2000 was (pound)9.7 million, an increase of (pound)0.1 million from (pound)9.6 million for the comparable period in 1999 as a result of increased restructuring costs of the acquired businesses and goodwill amortization.


Earnings before depreciation and amortisation ("EBITDA") for the nine months ended September 30, 2000 was (pound)13.6 million (excluding reorganisation costs (pound)0.6 million for the nine months ended September 30, 2000 and (pound)0.2 million for the same period in 1999) as compared to (pound)12.1 million for the comparable period in 1999.

Interest payable and similar charges increased by (pound)0.6 million to (pound)9.2 million for the nine months ended September 30, 2000 from (pound)8.6 million from the comparable period in 1999. This increase is due to the new debt incurred on July 22, 1999 to finance the acquisition of Esjot. Included in the (pound)9.2 million charge is amortization of debt issuance costs of (pound)0.6 million and a loss made on the resale of the senior loan notes of (pound)0.1 million.

Taxation. The tax charge for the nine months ended September 30, 2000 is based on the estimated percentage tax rate the Company will incur for the full year.


Financial Condition and Liquidity
----------------------------------

The Company's liquidity needs will arise primarily from debt service obligations on the indebtedness incurred in connection with the Senior Secured Notes, the Revolving Credit Facility, working capital needs and the funding of capital expenditures. The total liabilities at September 30, 2000 were (pound)155.5 million, including consolidated indebtedness of (pound)114.4 million which compares to total assets of (pound)103.1 million. The excess of liabilities over assets of (pound)52.4 million is due mainly to the writing off of goodwill in earlier periods.

The shareholders' deficit as at September 30, 2000 of (pound)53.6 million has been reduced by (pound)6.3 million from (pound)59.9 million as at December 31, 1999. This has occurred due to foreign currency translation differences, the issuance of share capital and also due to the change in the rights of preference shareholders. Under the new rights the shareholders receive a redemption premium at 6.75% (which is accrued in other reserves) instead of a preference dividend at 5% (which was previously included in creditors, but was reversed out as a result of its' retrospective replacement by the redemption premium).

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's (euro)15.0 million Revolving Credit Facility and several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand and the UK.

The net cash inflow from operating activities for the nine months ended September 30, 2000 was (pound)8.4 million compared to (pound)14.4 million for the comparable period in 1999. This decrease of (pound)6.0 million is primarily attributable to movements in exchange rates. At constant exchange rates the cash inflow from operating activities would have been (pound)14.2 million.

Inventories as at June 30, 2000 were (pound)22.4 million compared to (pound)21.5 million at December 31, 1999. The 2000 inventories include (pound)0.3 million for Crispin and (pound)0.5 million for Boxflex and (pound)2.5 million for Foss footwear manufacturing products.

Returns on investments and servicing of finance for the six months ended June 30, 2000 were (pound)6.0 million compared to (pound)5.1 million for the six months ended June 30, 1999. The increase is primarily due to interest paid on additional debt incurred to finance the acquisitions made in 1999 and 2000. It also includes the loss on the sale of the senior loan notes and loss on foreign exchange contracts covering the interest payment on the senior loan notes.

Capital expenditures, in the second quarter ended June 30, 2000 were (pound)0.5 million, as compared to (pound)1.1 million for the comparable period in 1999. Capital expenditures during the quarter related primarily to small plant and equipment acquisitions.

Acquisitions and disposals cash outflow for the nine months ended September 30, 2000 consisted of (pound)2.0 million for the purchase of Crispin Dynamics. In October 2000 the final quarterly payment of (pound)0.5 million was paid. There was also a cash outflow for the acquisition of Boxflex of (pound)0.9 million and the Company paid (pound)0.6 million for the final instalment for the purchase of the additional 30% of the ordinary shares in Foshan Texon Cellulose Board Manufacturing Co Limited, the operation in China. The cash outflow also includes an initial payment for the Foss footwear manufacturing acquisition of (pound)3.0 million.

Financial Instruments and Market Risks

The Company's operations are conducted by entities in many countries, and accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into Sterling at the applicable currency exchange rate for inclusion in the Company's financial statements. The depreciation of Sterling against such currencies will have a positive impact on the reported sales and operating margin. Based on average exchange rates throughout the nine months of 2000, Sterling appreciated 8.8% against the Deutsche Mark compared to the similar period in 1999. For this purpose the Deutsche Mark is taken as representative of the currencies which are members of the European Monetary System ("EMS"). Conversely, the appreciation of Sterling against certain European currencies will have a negative impact on the reported sales and operating margin. Fluctuations in the exchange rate between Sterling and other currencies may also affect the book value of the Company's assets and the amount of the Company's shareholders' equity.

In addition to currency translation risk, the Company incurs currency transaction risk because the Company's operations involve transactions in a variety of currencies. Fluctuations in currency exchange rates may significantly affect the Company's results of operations because many of its subsidiaries' costs are incurred in currencies different from those that are received from the sale of their products, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Currency hedging is generally used by businesses to protect against transaction risk. The Company engages in hedging its transaction exposure through the use of foreign exchange forward contracts to cover exposures arising on outstanding purchase and sales invoices. It has not covered outstanding purchase or sales orders unless they are firm commitments. The Company may cover such exposures in the future if it is within its financing ability. The present hedging covers all traded currencies to which the Company is exposed, which include Deutsche Mark and US dollar, as well as other major European currencies, the Hong Kong and Taiwan dollar and the Australian and New Zealand dollar. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

A significant portion of the Company's revenues and expenses will be denominated in currencies other than the Deutsche Mark, the currency in which interest on and the principal of the Company's Senior Secured Notes must be paid. Significant increases in the value of the Deutsche Mark relative to other currencies in which the Company conducts its operations could have an adverse effect on the Company's ability to meet interest and principal obligations on foreign currency denominated debt, including the Senior Secured Notes.

Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which the Federal Republic of Germany is a signatory, from January 1, 1999, the "Euro" can be used concurrently with some of the currencies of the Member states of the European Union (the "EU") including the Deutsche Mark.

On January 29, 2000 and July 31, 2000 the Company paid interest on it's Senior Secured Notes primarily in Euros. Since the Deutsche Mark being a legacy currency of the Euro, the Company can value the Senior Secured Notes in Deutsche Marks or Euros without any exchange variance. The Company does however anticipate the Deutsche Mark being replaced by the Euro pursuant to the Treaty, and the payment of principal of, and interest on, the Senior Secured Notes will be effected in Euro in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty. In addition, the regulations of the EU relating to the Euro will apply to the Senior Secured Notes and the Indenture governing the terms of the Senior Secured Notes. Foreign exchange forward contracts have been used by the Company to cover interest payments due for January 2001 and July 2001 in Euros.

The Euro has been used as a trading currency by the Company during the nine months ended September 30, 2000 and there have been no material costs to the business other than through exchange rate effects.

International Operations
------------------------

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, Brazil, Germany, Italy, France, Australia and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet date exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

Although 32% of the Company's sales are to Asia and the Pacific, these sales are to major footwear companies' subcontractors located in the region who export the substantial majority of their production. As such, management estimates that less than 5% of sales are used in footwear which is sold in Asia. Therefore, the Company believes that the economic and banking problems experienced by some of the Asian countries should not have a material impact on the Company's results of operations and revenues.

The devaluation of certain Asian currencies has benefited some of the Company's competitors that manufacture their products in the region. However, as labor and overhead relative to raw materials, which are substantially denominated in US dollars, represent a small proportion of the cost of goods sold, management does not expect a material impact on the operations of the Company.

The Company's financial performance in future periods may be adversely impacted as a result of changes in the above factors which are largely beyond the control of the Company.

Exchange Rate Information

The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                            2000 Average Rate         Period End Rate
                            -----------------         ---------------

      US Dollar                          1.54                    1.46

      Euro                               1.63                    1.66

PART II  OTHER INFORMATION

Item 1   Legal Proceedings

         From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings which the Company believe would have a material adverse effect on the Company's results or operations or financial condition.


Item 2   Changes in Securities and Use of Proceeds

         None.


Item 3   Defaults Upon Senior Securities

         None.


Item 4   Submission of Matters to a Vote of Security Holders

         None.


Item 5   Other Information

         None.


Item 6   Exhibits and Report on Form 8 - K

         10.79 Umbrella Agreement for the Sale and Purchase of the business and assets of Foss Manufacturing Company Inc. and its subsidiary companies, dated July 26, 2000, between Texon International plc, as purchaser, and Foss Manufacturing Company Inc., as seller. P

         10.80 USA Agreement for the Sale and Purchase of the US business and assets of Foss Manufacturing Company Inc., dated July 26, 2000, between Texon USA Inc., as purchaser, and Foss Manufacturing Company Inc., as seller. P

         10.81 French Agreement for the Sale and Purchase of the French business and assets of Foss Manufacturing Company Inc. and its subsidiary companies, and all of the share capital of SCI Lambiotte Immobiliere, dated July 26, 2000, between Texon France S.A., as purchaser, and Lambiotte Foss S.A., as seller. P

          10.82 Distribution Agreement, dated July 26, 2000, between Texon USA Inc. and Foss Manufacturing Company Inc. P

          10.83   Patent, Know-How and Trademark Licensing Agreement, dated July
                  26,   2000,   between   Texon   International   plc  and  Foss
                  Manufacturing Company Inc. P

          10.84 Assignment of Patents, Know How and Trademarks, dated July 26, 2000, between Texon International plc and Foss Manufacturing Company Inc. P

          P       This   exhibit  has  been  filed  in  paper  format  with  the
                  Securities and Exchange Commission under cover of Form SE on November 15, 2000.

                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         Texon International plc
                                         -----------------------
                                               (Registrant)






Date: 14 November 2000                   By   /s/ J. Neil Fleming
                                            ----------------------------
                                            J. Neil Fleming
                                            Finance Director and
                                            Chief Accounting Officer